UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.   )*

ENTERPRISE PRODUCTS PARTNERS L.P.
(Name of Issuer)

Common Units
(Title of Class of Securities)

293792-10-7
(CUSIP Number)

Richard H. Bachmann
1100 Louisiana Street, 10th Floor
Houston, Texas 77002
(713) 381-6500

(Name, Address and Telephone Number
of Person Authorized to Receive Notices
and Communications)

March 29, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No.	8723 84-10-2
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Randa Duncan Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	□
(b)	□
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	□
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
177,689,376 (including 4,520,431 Class B Units)
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
177,689,376 (including 4,520,431 Class B Units)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
177,689,376 (including 4,520,431 Class B Units)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	□	N/A
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.4%
14	TYPE OF REPORTING PERSON
IN

 SCHEDULE 13D

CUSIP No.	8723 84-10-2
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
The Voting Trustees of the Dan Duncan LLC Voting Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	□
(b)	□
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	□
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
24,663,177
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
24,663,177
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,663,177
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	□	N/A
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.9%
14	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

CUSIP No.	8723 84-10-2
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
The Voting Trustees of the EPCO, Inc. Voting Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	□
(b)	□
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	□
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
151,276,199 (including 4,520,431 Class B Units)
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
151,276,199 (including 4,520,431 Class B Units)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
151,276,199 (including 4,520,431 Class B Units)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	□	N/A
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.2%
14	TYPE OF REPORTING PERSON
IN

Item 1. Security and Issuer.

This Schedule 13D relates to the common units (the “Common Units”) and Class B units (the “Class B Units, and together with the Common Units, the “Units”) representing limited partner interests in Enterprise Products Partners L.P., a Delaware limited partnership (the “Issuer” or “EPD”), whose principal offices are located at 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

Item 2. Identity and Background.

This Schedule 13D is being filed by:

(1) the voting trustees (the “DD LLC Trustees”) of the Dan Duncan LLC Voting Trust (the “DD LLC Voting Trust”) pursuant to the Dan Duncan LLC Voting Trust Agreement by and among Dan Duncan LLC, Dan L. Duncan as the sole member and Dan L. Duncan as the initial voting trustee (the “DD Trust Agreement”);

(2) the voting trustees (the “EPCO Trustees”) of the EPCO, Inc. Voting Trust (the “EPCO Voting Trust”) pursuant to the EPCO, Inc. Voting Trust Agreement, by and among EPCO, Inc., Dan L. Duncan as the shareholder and Dan L. Duncan as the initial voting trustee (the “EPCO Trust Agreement”); and

(3) Randa Duncan Williams, an individual person.

The DD LLC Trustees are voting trustees that collectively hold the sole membership interest in Dan Duncan LLC, a Texas limited liability company (“DD LLC”), on behalf of the estate of Dan Duncan (the “Estate”) as the beneficial owner of the membership interests succeeding Dan L. Duncan.  The voting trustees under the DD Trust Agreement consist of up to three trustees.  The current DD LLC Trustees are: (1) Randa Duncan Williams, a daughter of Mr. Duncan; (2) Dr. Ralph S. Cunningham; and (3) Richard H. Bachmann.  Mr. Bachmann and Dr. Cunningham are also currently directors of Enterprise Products GP, LLC, a Delaware limited liability company and the sole general partner of the Issuer (the “General Partner”).  The DD Trust Agreement is governed by Texas law.  The business address of the DD LLC Trustees is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

The EPCO Trustees are voting trustees that collectively hold all of the outstanding shares of Class A Common Stock, the only class of capital stock with voting rights (the “Class A Common Stock”), in Enterprise Products Company, a Texas corporation formerly named EPCO, Inc. (“EPCO”), on behalf of the Estate as the beneficial owner succeeding Dan L. Duncan, who was the beneficial owner of the Class A Common Stock.  The voting trustees under the EPCO Trust Agreement consist of up to three voting trustees.  The current EPCO Trustees are: (1) Randa Duncan Williams; (2) Dr. Ralph S. Cunningham; and (3) Richard H. Bachmann. The EPCO Trust Agreement is governed by Texas law.  The business address of the EPCO Trustees is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

Randa Duncan Williams is a voting trustee of each of the DD LLC Voting Trust and the EPCO Voting Trust and a beneficiary of the Estate.  The business address of Ms. Williams is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

As of April 8, 2010, no executor had been appointed for the Estate.

Dr. Cunningham is currently the President and Chief Executive Officer of EPE Holdings.  Dr. Cunningham is also Group Vice Chairman and a Director of EPCO, and Executive Vice President and a Manager of DD LLC.  Dr. Cunningham is a U.S. citizen.

Mr. Bachmann is currently the Executive Vice President and Chief Legal Officer of the General Partner, and the President and Chief Executive Officer of the general partner of Duncan Energy Partners L.P.  Mr. Bachmann is also Group Vice Chairman, Chief Legal Officer, Secretary and a Director of EPCO, and Executive Vice President, Chief Legal Officer, Secretary and a Manager of DD LLC.  Mr. Bachmann is a U.S. citizen.

Ms. Williams is currently Group Co-Chairman of EPCO.  Ms. Williams is a U.S. citizen.

The DD LLC Trustees, the EPCO Trustees and Randa Duncan Williams are collectively referred to herein as the “Reporting Persons.”

During the last five years, no Reporting Person has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Upon the passing of Dan L. Duncan on March 29, 2010, voting control of the membership interest of DD LLC was transferred to the DD LLC Trustees pursuant to the DD Trust Agreement among DD LLC, Dan L. Duncan, as member, and Dan L. Duncan, as initial sole voting trustee.  The Estate is the successor to Mr. Duncan’s personal beneficial ownership of the member interests in DD LLC.

Upon the passing of Dan L. Duncan on March 29, 2010, voting control of all of Dan L. Duncan’s Class A Common Stock of EPCO was transferred to the EPCO Trustees pursuant to the EPCO Trust Agreement among EPCO, Dan L. Duncan as a shareholder, and Dan L. Duncan as the voting trustee.  The Estate is the successor to Mr. Duncan’s personal beneficial ownership in the Class A Common Stock of EPCO.

Item 4. Purpose of the Transaction.

As disclosed in Item 3, the DD LLC Trustees collectively obtained record ownership of the membership interests of DD LLC on March 29, 2010 as a result of the passing of Dan L. Duncan.  The DD LLC Trustees serve in such capacity without compensation, but they are entitled to incur reasonable charges and expense deemed necessary and proper for administering the DD Trust Agreement and to reimbursement and indemnification.

The EPCO Trustees collectively obtained record ownership of the Class A Common Stock of EPCO on March 29, 2010 as a result of the passing of Dan L. Duncan.  The EPCO Trustees serve in such capacity without compensation, but they are entitled to incur reasonable charges and expense deemed necessary and proper for administering the EPCO Trust Agreement and to reimbursement and indemnification.

Other than described above, none of the Reporting Persons has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although they reserve the right to formulate such plans or proposals in the future.

Item 5. Interests in Securities of the Issuer.

(a) and (b)  DD LLC owns 100% of the membership interests in, and is the sole member of EPE Holdings, LLC, a Delaware limited liability company (“EPE GP”), the sole general partner of Enterprise GP Holdings, L.P., a Delaware limited partnership (“EPE”).  DD LLC also owns 100% of the membership interests in, and a 4% limited partner of DFI GP Holdings.

As set forth herein, pursuant to the DD LLC Trust Agreement, the DD LLC Trustees have shared voting and dispositive power over the 24,663,177 Units beneficially owned by DD LLC, representing approximately 3.9% of the outstanding Units as of March 29, 2010.  DD LLC is the sole member of DFI Holdings, LLC, a Delaware limited liability company (“DFI Holdings”), which is the sole general partner of DFI GP Holdings L.P., a Delaware limited partnership (“DFI GP Holdings”), which owns directly 3,100,000 Common Units. DD LLC also owns the general partner of Enterprise GP Goldings L.P., which owns directly 21,563,177 Units.  Except as set forth in the DD LLC Trust Agreement, voting with respect to membership interests of DD LLC by the DD LLC Trustees is by majority vote.

As set forth herein, the EPCO Trustees have shared voting and dispositive power over the 151,276,199 Units beneficially owned by EPCO (including 4,520,431 Class B Units), representing approximately 24.2% of the outstanding Units as of March 29, 2010.  The Units beneficially owned by EPCO include: (i) 132,173,921 Units owned directly by DFI Delaware Holdings L.P. ("DFIDH"); (ii) 11,296,270 Units (including 4,520,431 Class B Units) owned directly by Duncan Family Interests, Inc. (“DFI”); (iii) 6,182,354 Units owned directly by EPCO Holdings, Inc. (“EPCO Holdings”); (iv) 844,552 Units owned directly by Enterprise Unit L.P. (“Enterprise Unit”); and (v) 779,102 Units owned directly by EPCO Unit L.P. (“EPCO Unit”). EPCO Holdings is a wholly owned subsidiary of EPCO.  DFI is a wholly owned subsidiary of EPCO Holdings.  EPCO is the general partner of each of Enterprise Unit and

EPCO Unit.  Except as set forth in the EPCO Trust Agreement, voting with respect to Class A Common Stock by the EPCO Trustees is by majority vote.

As set forth herein, Randa Duncan Williams has shared voting and dispositive power over 177,689,376 Units (including 4,520,431 Class B Units), representing approximately 28.4% of the outstanding Units as of March 29, 2010, consisting of (i) the 24,663,177 Units beneficially owned by DD LLC, (ii) the 151,276,199 Units beneficially owned by EPCO, by virtue of her status as one of the voting trustees and her pecuniary interest in the Estate, (iii) 437,500 Common Units owned directly by a family trust for which Ms. Duncan serves as a trustee, and (iv) 1,312,500 Common Units owned directly by three family trusts for which Ms. Williams serves as a trustee but in which she has no pecuniary interest.

(c) Except as otherwise set forth herein or below, none of the Reporting Persons has effected any transactions in Units in the past 60 days.

(d) No person other than as set forth in the response to this Item 5 has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the Units beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements; Understandings or Relationships with Respect to Securities of the Issuer

EPCO Holdings entered into a Second Amended and Restated Credit Agreement, dated as of August 24, 2007 (the “EPCO Holdings Facility”), a copy of which is filed as Exhibit 99.10 hereto.  In connection with the Issuer’s acquisition of TEPPCO Partners L.P. by merger on October 26, 2009, the common units representing limited partner interests of TEPPCO that were beneficially owned by EPCO and pledged pursuant to the EPCO Holdings Facility were exchanged for 6,623,090 Common Units and 4,520,431 Class B Units owned directly by DFI.  All of the Common Units so issued in connection with the merger that are beneficially owned by EPCO, together with 115,000,000 Common Units owned directly by DFIDH and 3,100,000 Common Units owned directly by DFI GP Holdings, are pledged to the lenders under the EPCO Holdings Facility as security. The EPCO Holdings Facility contains customary and other events of default.

Enterprise GP entered into a Third Amended and Restated Credit Agreement, dated as of August 24, 2007 and entered into a first amendment to that facility on November 8, 2007 (as amended, the “EPE Facility”). Copies of the EPE Facility are incorporated by reference herein as Exhibits 99.11 and 99.12.  In connection with the Issuer’s acquisition of TEPPCO Partners L.P. by merger on October 26, 2009, the membership interests in TEPPCO’s general partner beneficially owned by Enterprise GP were exchanged for 1,331,681 Common Units and the 4,400,000 common units representing limited partner interests of TEPPCO that were beneficially owned by Enterprise GP were exchanged for 5,456,000 Common Units.  All of the Common Units so issued in connection with the merger that are beneficially owned by Enterprise GP, together with an additional 13,454,498 Common Units, are pledged to the lenders under the EPE Facility as security.  The EPE Facility contains customary and other events of default.

The information set forth under Items 3, 4 and 5 are incorporated into this Item 6 by reference.

Item 7.  Material to be Filed as Exhibits.

99.1
Fifth Amended and Restated Agreement of Limited Partnership of Enterprise Products Partners L.P., dated effective as of August 8, 2005 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Enterprise on August 10, 2005).

99.2
Amendment No. 1 to Fifth Amended and Restated Agreement of Limited Partnership of Enterprise Products Partners L.P. dated December 27, 2007 (incorporated by reference to Exhibit 3.1 to Form 8-K/A filed January 3, 2008).

99.3
Amendment No. 2 to Fifth Amended and Restated Agreement of Limited Partnership of Enterprise Products Partners L.P. dated April 14, 2008 (incorporated by reference to Exhibit 10.1 to Form 8-K filed April 16, 2008).

99.4
Amendment No. 3 to Fifth Amended and Restated Agreement of Limited Partnership of Enterprise Products Partners L.P. dated November 6, 2008 (incorporated by reference to Exhibit 3.5 to Form 10-Q filed November 10, 2008).

99.5
Amendment No. 4 to Fifth Amended and Restated Agreement of Limited Partnership of Enterprise Products Partners L.P. dated October 26, 2009 (incorporated by reference to Exhibit 3.1 to Form 8-K filed October 28, 2009).

99.6	Agreement of Limited Partnership of Enterprise Unit L.P. dated February 20, 2008 (incorporated by reference to Exhibit 10.1 to Form 8-K filed February 26, 2008).
99.7
First Amendment to Agreement of Limited Partnership of Enterprise Unit L.P. dated December 2, 2009 (incorporated by reference to Exhibit 10.4 to Form 8-K filed by Enterprise GP Holdings L.P. on December 8, 2009).

99.8	Agreement of Limited Partnership of EPCO Unit L.P. dated November 13, 2008 (incorporated by reference to Exhibit 10.5 to Form 8-K filed November 18, 2008).
99.9
First Amendment to Agreement of Limited Partnership of EPCO Unit L.P. dated December 2, 2009 (incorporated by reference to Exhibit 10.5 to Form 8-K filed by Enterprise GP Holdings L.P. on December 8, 2009).

99.10
Second Amended and Restated Credit Agreement, dated as of August 24, 2007, by and among EPCO Holdings, Inc., as borrower, the lenders party thereto, Citicorp North America, Inc., as Administrative Agent, Lehman Commercial Paper Inc., as Syndicate Agent, Citibank, N.A., as Issuing Bank and the Bank of Nova Scotia, Suntrust Bank and Mizuho Corporate Bank, Ltd. as Co-Documentation Agents, Citigroup Global Markets, Inc. and Lehman Brothers Inc. as Co-Arrangers and Joint Bookrunners (incorporated by reference to Exhibit 99.2 to the Schedule 13D/A with respect to Common Units of TEPPCO Partners, L.P. filed with the Commission on February 28, 2008 by Dan L. Duncan and other reporting persons).

99.11
Third Amended and Restated Credit Agreement dated as of August 24, 2007, among Enterprise GP Holdings L.P., the Lenders party thereto, Citicorp North American, Inc., as Administrative Agent, and Citibank, N.A., as Issuing Bank (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Enterprise GP Holdings L.P. on August 30, 2007).

99.12
First Amendment to Third Amended and Restated Credit Agreement dated as of November 8, 2007, among Enterprise GP Holdings L.P., the Term Loan B Lenders party thereto, Citicorp North American, Inc. as Administrative Agent, and Citigroup Global Markets, Inc. and Lehman Brothers Inc. as Co-Arrangers and Joint Bookrunners (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Enterprise GP Holdings L.P. on November 14, 2007).

99.13*	Joint Filing Agreement among the Reporting Persons dated April 8, 2010.

*Filed herewith

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2010
The DD LLC TRUSTEES pursuant to the Dan Duncan LLC Voting Trust Agreement

By:  /s/ Randa Duncan Williams
Randa Duncan Williams
Trustee

/s/ Ralph S. Cunningham
Dr. Ralph S. Cunningham
Trustee

 /s/ Richard H. Bachmann
Richard H. Bachmann
Trustee

Dated: April 8, 2010
The EPCO TRUSTEES pursuant to the EPCO, Inc. Voting Trust Agreement

By:   /s/ Randa Duncan Williams
Randa Duncan Williams
Trustee

/s/ Ralph S. Cunningham
Dr. Ralph S. Cunningham
Trustee

/s/ Richard H. Bachmann
Richard H. Bachmann
Trustee

Dated: April 8, 2010	RANDA DUNCAN WILLIAMS By: /s/ Randa Duncan Williams